Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse

Michael Jacobi K-141.1.24
Nili Shah Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549 USA May 13, 2005

RE:    Form 20-F; Filed February 1, 2005
       File No. 333-56040

Dear Mr. Shah,

I am writing as Chief Financial Officer of Ciba Specialty Chemicals Holding Inc. (the “Company”) to respond to the comments in your letter dated April 14, 2005 (the “April 14 Letter”). This response is made pursuant to the Company’s notification in our letter dated April 27, 2005 that we would respond by May 15, 2005.

First, I would like to express my appreciation for the interest taken by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) in the Company’s filing. I appreciate the role the Commission plays in helping ensure that investors receive useful and accurate financial information.

The comments of the Staff and our responses to each of the numbered questions in your letter are set forth below.

As requested by the Staff, the Company acknowledges the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com

April 14 Letter

Item 5. Operating and Financial Review and Prospects

Comment 1: We note your use of the non-GAAP financial measure, free cash flow, as a liquidity measure. It appears that you are excluding restructuring payments, which appears to have required cash settlement. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures. Please advise, or discontinue the exclusion of items prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K in future filings.

Response to Comment 1:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

The basis for the Company having excluded restructuring payments from free cash flow (“FCF”) was derived from Question 13 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures published June 13, 2003 by the SEC. In it’s answer to Question 13, the SEC states that FCF “…does not have a uniform definition and its title does not describe how it is calculated. Accordingly, a clear description of its calculation, as well as the necessary reconciliation, should accompany the measure where it is used.” Further, Question 13 refers to FCF as “…typically (emphasis added) calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures.”

The Company’s interpretation of the guidance provided in Question 13 is that, along with EBIT and EBIDTA, FCF is also permitted as a non-GAAP liquidity measure from which charges or liabilities that required, or will require, cash settlement may be excluded as long as the Company clearly describes how FCF is calculated, which has been done, and provides the necessary reconciliation, which has also been done.

The reason the Company excludes restructuring payments from its FCF calculation is that, while restructurings are not non-recurring events, they have not in the Company’s existence occurred with regularity. Therefore, the exclusion of restructuring payments from FCF provides a more consistent comparison of this liquidity measure from period-to-period than would result if restructuring payments were included in the calculation.

For the above reasons, the Company respectfully requests that it be permitted to continue in future filings to use FCF as presented.

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Comment 2: In future filings where you present the non-GAAP measure, free cash flows, please present the three major categories of the statement of cash flows with equal or greater prominence in accordance with Question 12 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” It appears that you first present free cash flows in the table under the caption, “Year in review - 2004 compared to 2003.” The three major captions of the statement of cash flows are not included in this tabular presentation. Also, please include all of the information required per Question 13 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Specifically, it does not appear that you have included a discussion of all material limitations of this measure. Please advise, or revise in future filings.

Response to Comment 2:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

In future filings, the Company will add, with equal or greater prominence, the two major categories of the statement of cash flows that are not currently presented. This will result in all three categories being presented as requested.

With regard to your comment that it does not appear that the Company has included a discussion of all material limitations of FCF, in future filings the Company will add a statement that FCF should not be used to measure the residual cash flow that may be available for discretionary expenditures because of mandatory debt service requirements and other non-discretionary expenditures that are not deducted from the measure. Further, the Company will continue to remind investors as before that FCF is limited to being used only as a measure of the amount of net cash flow produced that is available for required or discretionary debt principle payments, reinvestment in the Company’s businesses, or distributions to shareholders. In the preceding sentence, no mention is made to the pro forma CHF 2 per share dividend that is included in the Company’s definition of FCF for the year ended December 31, 2004 because, after benchmarking against other companies that use FCF as a liquidity measure, the Company decided earlier in 2005, and has been communicating to the investment community, that it will change effective for the year ending December 31, 2005 its definition of FCF to exclude from the calculation a pro forma CHF 2 per share distribution to shareholders.

Comment 3: We note that the first time you present your non-GAAP measure referred to as EBITDA is within your Selected Financial Data section. Please either provide the disclosures required by Item 10(e) of Regulation S-K and the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” in this section, including the reconciliation from net income, or include a cross reference to where the required disclosures are located in future filings.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 3 of 10

Response to Comment 3:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

In future filings, a footnote reference will be added that cross-references to the discussion of Non-GAAP measures in MD&A.

Comment 4: When note you are presenting a non-GAAP measure you refer to as “EBITDA.” From the reconciliation referenced you are removing more than just interest, taxes, depreciation and amortization. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits you from eliminating items that are not considered non-recurring, infrequent or unusual, such as other financial expense, net, minority interest, and income from discontinued operations, net of tax. As such, please confirm that you will discontinue presenting such a measure in which you are removing items other than interest, taxes, depreciation, amortization or non-recurring, infrequent or unusual in nature. If you present a measure that removes non-recurring, infrequent or unusual in nature items from the standard EBITDA measure, then you should label the figure as something other than EBITDA. Please see the response to Question 14 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for guidance.

Response to Comment 4:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

As a result of the ongoing convergence project involving International Financial Reporting Standards and U.S. Generally Accepted Accounting Principles, the Company expected that it would, at some time in the future, discontinue using EBITDA as a performance measure due to the increased comparability of financial statements that would result from the project. In light of the Staff’s comment, the Company decided to discontinue using EBITDA effective in the year ending December 31, 2006. As a result, all issues related to using EBITDA as a performance measure will become moot.

The Company respectfully requests that for 2005, it be permitted to continue using EBITDA as presented in its 2004 Form 20-F. This is because targets have been set based on this measure that have been communicated both to the Company’s employees as well as to the investment community. Current incentive payments are based on EBITDA as currently used by the Company. The Company believes that changing in mid-2005 this performance measure, which it believes is clearly understood by its employees and investors, would be confusing and disruptive to them. By agreeing to change to operating income beginning in 2006, the Company will have the remainder of 2005 to communicate this upcoming change to employees and investors, and thereby effect a smooth transition to the new measure.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 4 of 10

Comment 5: We note that you present EBITDA to assess the Company’s performance. However, your disclosures do not fully comply with Item 10(e) of Regulation S-K or with Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” In future filings, adequately addressed each disclosure item set forth in Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” as noted below:

•
How the exclusion of each item materially limits the usefulness of EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA by providing the following information:

-
It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;

-
It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;

-	It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

•	How management compensates for the limitations noted above when using EBITDA.

•	The substantive reasons why management believes EBITDA provides useful information to investors.

Response to Comment 5:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

Please see the response to Comment 4 above.

In addition, with regard to the first and second bullet points in the Staff’s letter, in future filings the Company will provide additional disclosure as to how the exclusion of each item materially limits the usefulness of EBITDA as well as how management compensates for each limitation regarding each such item.

With regard to the third bullet point in the Staff’s letter, the Company has disclosed the substantive reasons why management believes EBITDA provides useful information. Please see Item 5. Operating and Financial Review and Prospects, Use of Certain Supplementary Financial Indicators, EBITDA, first and second paragraphs, in the Company’s Form 20-F for the year ended December 31, 2004, which read as follows, for this disclosure:

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 5 of 10

“As described in the Business Segment Data section of the Consolidated Financial Statements, the Company evaluates the performance of its reportable segments based on operating income as well as EBITDA. EBITDA, and EBITDA margin derived therefrom, provide management with additional quantitative measures of the quality of sales growth as well as the results of past and current actions taken to manage costs.

More importantly, the Company operates in a multinational environment and competes with companies in different countries. In some of these countries, very significant differences in accounting exist with regard to depreciation as some companies with which the Company competes calculate and report their depreciation expense based on tax considerations. As a result, it is very difficult to meaningfully compare operating income data of such competitors in other countries with that of the Company. In order to adequately evaluate the Company’s performance in the markets as well as to compare and benchmark performance with that of the Company’s competitors, EBITDA was determined to be a key performance measure because it eliminates the above-described major differences.”

In its 2005 filings, the Company will add disclosure to the effect that, for these reasons, management believes EBITDA also provides useful information to investors. In filings for periods after 2005, as discussed in Comment 4 above, the Company will discontinue using EBITDA as a performance measure.

Comment 6: We note that you have referred to segment EBITDA as a non-GAAP measure within your MD&A section and also with in the Business Segment Data section. It appears that you are presenting Segment EBITDA as a profit measure used to evaluate the performance of your reportable segments and to allocate resources to your reportable segments, as required in accordance with SFAS 131. As such, the presentation of Segment EBITDA is not considered a non-GAAP measure under Item 10(e) of Regulation S-K. Refer to Question 18 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for additional guidance.” Therefore, please remove all references in future filings that Segment EBITDA is a non-GAAP measure.

Response to Comment 6:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

In future filings, the Company will remove all references that Segment EBITDA is a non-GAAP measure.

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 6 of 10

Item 15. Controls and Procedures, page 3

Comment 7: We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures “…were effective to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” This is an incomplete definition of disclosure. This is an incomplete definition of disclosure controls and procedures Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response to Comment 7:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

Upon reviewing the SEC's rule on disclosure controls and procedures, we note that it has two sentences. The first sentence says "disclosure controls and procedures is defined as…" and then says what is in the Company’s Item 15 disclosure. The Company understands this to be the definition of disclosure controls and procedures. The second sentence in the SEC’s rule is only explanatory--it says disclosure controls and procedures "include, without limitation,” the items listed above in the second half of the underlined text. The Company therefore believes that the formulation of its disclosure is correct and does not need to be revised.

21. Commitments and contingencies

Comment 8: We note in your second paragraph under the caption, Contingencies, you state that management is of the opinion there are no matters pending “which would be likely to have a material adverse effect in relation to its business, financial position or results of operations.” In future filings, please include disclosure as to the materiality to your cash flows in addition to results of operations and financial position. In addition, the language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 7of 10

 probable. Depending upon that determination, all other appropriate disclosures should be made. A statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made. Refer to SFAS 5 and SAB Topic 5:Y for guidance.

Response to Comment 8:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

In future filings, the Company will include the requested disclosure as to materiality to its cash flows in addition to results of operations and financial position. Also, in future filings the Company will provide appropriate disclosure according to the nature and potential significance of loss contingencies.

Comment 9: In future filings, please revise your disclosure regarding the pension-related litigation from your divestment of the Performance Polymers Business in 2000 to state the amount, or range, of reasonably possible loss in excess of accrual in accordance with SFAS 5, or confirm to us that such amount is immaterial.

Response to Comment 9:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

The Company confirms to the Staff that, regarding the pension-related litigation from the divestment of the Performance Polymers Business in 2000, there is no reasonably possible loss in excess of accrual.

Comment 10: With regards to your outstanding environmental matters, it appears that the amount, or range, of reasonably possible loss in excess of accrual could be material to your results of operations, financial position and cash flows based on your statement that “there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. As such, please revise your disclosure in future filings to not only disclose the amount accrued for your environmental matters but also the estimate amount or range of reasonably possible loss in excess of accrual, or that such amount or range cannot be made. Finally, also revise your disclosure for your environmental matters to provide the applicable information listed in Question 2 to SAB Topic 5:Y, such as:
•	The circumstances affecting the reliability and precision of loss estimates;

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 8 of 10

•	The extent to which unasserted claims are reflected in your accrual or may affect the magnitude of the contingency;
•	The timeframe over which the accrued or presently unrecognized amounts may be paid out; and
•	The material components of the accruals and significant assumptions underlying estimates.

Response to Comment 10:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

In future filings, the Company will revise its disclosures regarding environmental matters to provide appropriate additional information according to the nature and significance thereof.

Comment 11: With regards to your acrylamide litigation, it is unclear whether your are evaluating your accrual for this loss contingency required under SFAS 5 independently from any potential gain contingency from insurance recoveries you believe is probable. As such, please tell us the amount of loss contingency you believe is probable and estimable separate from any potential gain contingency as of December 31, 2004 and December 31, 2003. Refer to SAB Topic 5:Y and FIN 39 for guidance.

Response to Comment 11:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

The amount of loss contingency as of December 31, 2004 and December 31, 2003 that the Company believes is probable and estimable, separate from any potential gain contingency from insurance recoveries, is not a material amount. Any additional possible loss is not estimable at this time, but would be recoverable from insurance.

* * *

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 9 of 10

If we may be of further assistance, please do not hesitate to call me on +41 61 636 11 11.

Yours sincerely,

By: /s/ Michael Jacobi
Michael Jacobi
Chief Financial Officer

Copies to:

Ms. Tracey Houser
Mr. Nathan Cheney
United Stated Securities and Exchange Commission
Washington, DC 20549
USA

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 10 of 10